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                                                              EXHIBIT 99.(a)(14)

FOR IMMEDIATE RELEASE

               ZALE CORPORATION ANNOUNCES EARLY TERMINATION OF THE
                        HART-SCOTT-RODINO WAITING PERIOD
                       FOR ACQUISITION OF PIERCING PAGODA

         DALLAS, Texas, September 13, 2000 -- Zale Corporation (NYSE: ZLC) announced today that it has received notification from the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has been granted in connection with the tender offer for all of the outstanding shares of common stock of Piercing Pagoda, Inc. (NASDAQ: PGDA). The expiration or early termination of the waiting period was a condition to completion of the tender offer.

         On August 11, 2000, Zale Corporation entered into a definitive agreement to acquire Piercing Pagoda. Pursuant to such agreement, Jewelry Expansion Corp., an indirect wholly-owned subsidiary of Zale Corporation, commenced on August 22, 2000 a tender offer to acquire all of the outstanding shares of common stock of Piercing Pagoda for $21.50 per share in cash. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, September 19, 2000, unless extended. The tender offer remains subject to the other conditions listed in the Offer to Purchase.

         Zale Corporation, the largest specialty retailer of fine jewelry in North America, operates approximately 1,390 specialty retail jewelry stores located throughout the United States, Canada, Puerto Rico, and online, including Zales Jewelers, Zales Outlet, Zale.com at www.zales.com, Gordon's Jewelers, Bailey Banks and Biddle Fine Jewelers and Peoples Jewellers. Additional information on Zale Corporation is available on the Internet at www.zalecorp.com.

         Piercing Pagoda, the largest specialty retailer of gold jewelry operating through kiosks and traditional stores in the United States, currently operates over 940 stores in 44 states with 12 locations in Puerto Rico. The company primarily operates under the names Piercing Pagoda, Plumb Gold, Silver & Gold Connection and Diamond Isle, and offers an extensive selection of popular priced 14 and 10 karat gold chains, charms, bracelets, rings and earrings, as well as a selection of silver and diamond jewelry.

Contact
Zale Corp.
Investor
Cynthia T Gordon
Senior Director, Investor Relations
972/580-5047
or
Media
Mary Forte
Executive Vice President and Chief Administrative Officer
972/580-4810

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